Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CIS Acquisition Ltd. (a company in the development stage) (the “Company) on Amendment No. 6 to Form F-1, File No. 333-180224 of our report dated November 30, 2012, except for Notes 2, 3, 4 and 6 as to which the date is December 14, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of CIS Acquisition Ltd. (a company in the development stage) as of October 31, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 14, 2012